FILED BY OCEANFIRST FINANCIAL CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

SUBJECT COMPANY: TWO RIVER BANCORP

COMMISSION FILE NUMBER: 000-51889

FOR EMPLOYEE INFORMATION ONLY	August 9, 2019

PLEASE DO NOT DISTRIBUTE THIS DOCUMENT OUTSIDE OF TWO RIVER COMMUNITY BANK OR OCEANFIRST BANK OR SHARE THIS DOCUMENT WITH CUSTOMERS.

On August 9, 2019, OceanFirst Financial Corp. (NASDAQ:OCFC) issued a press release announcing a definitive agreement and plan of merger with Two River Bancorp (NASDAQ:TRCB). The definitive agreement was unanimously approved by the Board of Directors of each company.

The management teams from both organizations have done a great deal of work to prepare the definitive agreement and make this public announcement, however there is much more that still needs to be done before our banks can come together. Over the next several months we will be working together to gather the necessary approvals to complete OceanFirst Financial Corp.’s acquisition of Two River Bancorp and plan the integration of Two River Community Bank (“Two River”) into OceanFirst Bank N.A. (“OceanFirst”). The management of both banks is committed to sharing as much information with our employees as possible throughout this process, although we ask for your patience since there are many important decisions that still need to be made.

Please note, we have compiled the following details based on information we have available at this time. This information is for employee reference only.

What can you tell me about Two River Community Bank?

Two River is the wholly owned bank subsidiary of Two River Bancorp, a $1.2 billion holding company located in Tinton Falls, NJ. Two River was founded in 2000 and today has 14 retail branches located in Monmouth, Union and Essex counties; loan production offices in Toms River and Summit, NJ; and their main office facility in Tinton Falls. Two River’s growth has been predominantly organic with one whole bank acquisition completed in 2006. Leading the management team at Two River is William Moss, Chairman, President and CEO.

What can you tell me about OceanFirst Bank?

OceanFirst is the wholly owned subsidiary of OceanFirst Financial Corp., an $8.0 billion holding company. OceanFirst is a regional bank operating throughout New Jersey, greater Philadelphia and metropolitan New York City. OceanFirst delivers commercial and residential financing solutions, trust and asset management, and deposit services and is the fourth largest New Jersey-based banking institution by deposit market share. OceanFirst is focused on organic growth and has also expanded through acquisitions.

Since 2015, OCFC has completed five whole bank acquisitions; beginning with Colonial American Bank in Monmouth county, Cape Bancorp, Inc. and Ocean Shore Holding Co. in south Jersey in 2016, Sun Bancorp, Inc. in 2018, and Capital Bank of New Jersey in 2019.

Currently, OceanFirst has branches located throughout 11 counties in central and southern New Jersey and operates loan production offices in New Jersey, Pennsylvania and New York City.

Established in Point Pleasant Beach in 1902, OceanFirst completed its initial public offering (IPO) in 1996 and converted from mutual to stock ownership. OceanFirst became the first bank in the country to establish an independent charitable foundation in conjunction with an IPO. Since OceanFirst Foundation was formed with a one-time endowment of $13.4 million in OCFC stock, OceanFirst Foundation has granted more than $39 million to over 750 non-profit organizations and schools, helping thousands of our neighbors in need in the OceanFirst market areas.

Leading the management team at OceanFirst is Christopher Maher, Chairman, President and CEO. There are several officers serving on the OceanFirst executive team who provide strategic direction and manage OceanFirst’s daily operations. OceanFirst is committed to local management and decision-making which is accomplished with four regional presidents who are responsible for leading their teams to establish and grow banking relationships in their respective markets.

What is the expected timing for the merger?

The regulatory approval process is difficult to predict; however, we are hopeful that the regulators will respond later this year or in the first quarter of 2020. We are targeting legal closing during the first quarter of 2020.

The completion of the merger is subject to satisfying customary closing conditions, including receipt of required regulatory approvals and requisite approval of the shareholders of Two River Bancorp. Similar to the prior whole bank acquisitions completed by OCFC, the legal closing and the integration of customer accounts, services and branches would occur separately. Following legal closing, Two River will continue to operate separately, as a division of OceanFirst Bank, until full integration of accounts and services can be implemented. The full integration of Two River may not occur until mid-2020.

What will happen to my branch or office location?

OceanFirst and Two River management will collaborate in the coming months to determine which branches will remain open once the integration of accounts and services is complete.

No decisions have been made regarding branch and office locations where OceanFirst and Two River markets overlap, but it is anticipated that in conjunction with the conversion of customer accounts and services branch consolidations will occur. In order to determine the best possible options, we must review a wide range of information. Employees and customers will be given timely information prior to the consolidation of any facilities.

What does this mean for employees right now?

There will not be any changes unless and until the legal closing occurs. Therefore, no changes are expected for several months. It is essential for both banks to continue to operate independently and focus on their respective clients while integration plans are prepared.

We understand that the biggest question employees have right now is: how does this merger impact me? Until legal closing, business as usual is expected for all employees. It is very important that both Two River and OceanFirst operate as independent, safe and sound banking institutions.            Please continue to maintain the highest levels ofprofessionalism and adhere to compliance standards while delivering extraordinary service to our customers and helping our fellow employees.

While both banks will be operating independently during the approval process, the management teams will work together regarding the integration planning process. Staffing decisions will be carefully considered and our intention will be to communicate future employment status within 10 business days of regulatory and shareholder approvals.

What does this mean for our customers?

There are no changes for Two River customers until after legal closing and then timely communication of any changes will be shared with employees and customers prior to implementation.

Two River and OceanFirst are both organizations who take great pride in delivering extraordinary service and attention to our customers. Customers will continue to bank with you as they have always done, and we realize they may have questions about what is happening. If customers come to you with questions, please reassure them that we will continue to deliver their banking solutions and maintain their account accounts and services. Over the next several months we will be completing an extensive shareholder and regulatory approval process for the merger. The approval process must be completed before the integration decisions can be finalized and shared.

Our priority will be to provide timely and informative notifications to our customers regarding integration plans once they have been developed. Until then, customers should continue banking as they currently do, using their existing account supplies. We will keep employees informed regarding customer communication messages as we move forward.

Please remember to share information regarding customer concerns and questions with your manager, especially if you are unsure of how to respond. It is better to take extra time, if needed, to get back to a customer with correct information than provide incomplete or inaccurate information. If you are sharing customer concerns and questions with your manager, it will ensure the communications to customers throughout the process are more helpful.

What will happen next?

Integration planning meetings will begin after regulatory applications have been filed, so stay tuned for additional information as that process begins.

It will take time for the approval process to be completed. As noted, OceanFirst has completed five whole bank acquisitions in four years, so many of our employees have first-hand understanding of the challenges that go along with a merger. With each acquisition OceanFirst has learned more and enhanced our best practices related to both employees and customers during the many stages of the approval and integration processes. Throughout the process and any transition, please continue to be responsive and respectful of customers and co-workers. As we continue to work together, timelines may be modified, and we will share this information as soon as possible.

If I have any questions who should I contact?

Please speak with your direct supervisor or Human Resources with any questions you may have now and throughout this process.

If I receive questions from a shareholder who should I contact?

Two River Bancorp shareholders will receive a definitive proxy statement of Two River and a prospectus of OceanFirst with more information. However, in the meantime, if a shareholder has any questions they should be referred to A. Richard Abrahamian, EVP and CFO, 732.389.8722.

OceanFirst Financial Corp. shareholders will not be asked to approve the acquisition. However, if a shareholder has any questions they should be referred to Jill Hewitt, OceanFirst Investor Relations Officer, 732-240-4500 ext. 7513.

What should I do if someone from the media contacts me?

Employees, officers and directors are not authorized spokespersons for the banks and any media inquiries should be referred according to your bank’s current policy.

Two River employees should refer all media inquiries to William D. Moss, Chairman, President and CEO, 732.389.8722.

OceanFirst employees should refer all media inquiries to Jill Hewitt, OceanFirst Director of Investor Relations and Corporate Communications, 732-240-4500 ext. 7513.

The following information provides some additional details for the Two River staff.

What will happen to my job?

It is our expectation that all Two River employees will continue employment in the ordinary course of business through at least legal closing, with many employees expected to be offered continuing career opportunities at OceanFirst. Job status beyond legal closing is expected to be conveyed to each employee within 10 business days of regulatory and shareholder approvals.

It is OceanFirst’s intention that most customer-facing lending and retail branch personnel will be provided with continued employment at OceanFirst. Job locations could change as branch consolidation decisions are made.

The OceanFirst and Two River management teams will operate both banks independently and separately while we are completing the approval processes and therefore we will continue to rely on all employees to do their jobs professionally and provide seamless service for our respective customers. As discussed above, no job changes are expected until at least the time of legal closing. OceanFirst is committed to preserving job opportunities and this has been demonstrated during the past five acquisitions where on average 73% of the acquired company’s personnel has been offered permanent employment opportunities at OceanFirst.

As with most acquisitions, there is often a duplication of job functions. Management at OceanFirst and Two River will work closely together to match as many employees as possible into an appropriate, permanent position at OceanFirst, whenever possible.

Please be assured we realize how important it is to resolve job assignments in a timely manner and we truly appreciate your patience and understanding as we work through this process in a caring and deliberate manner.

Will OceanFirst be providing severance benefits for impacted employees?

Yes. OceanFirst is committed to a severance benefit plan as part of the agreement to acquire Two River. Two River’s Human Resources department will provide details when available.

Who should I contact if I have questions?

Two River employees are encouraged to talk with their direct supervisor or Human Resources if there are any questions or concerns at any time.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction with Two River (the “Two River Transaction”) or OceanFirst’s proposed acquisition of Country Bank Holding Company, Inc. (“Country Bank” and such transaction, the “Country Bank Transaction”); the expected timing of the completion of either the Two River Transaction or Country Bank Transaction or both such transactions; the ability to complete either the Two River Transaction or Country Bank Transaction or both such transactions; the ability to obtain any required regulatory, stockholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to either the Two River Transaction or Country Bank Transaction or both such transactions; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “target,” “outlook,” “estimate,” “forecast,”

“project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Two River assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that OceanFirst or Two River anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, under Item 1A “Risk Factors” in Two River’s Annual Report on Form 10-K and those disclosed in OceanFirst’s and Two River’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that expected benefits of either the Two River Transaction or Country Bank Transaction or both such transactions and OceanFirst’s recently completed acquisition of Capital Bank of New Jersey by (the “Recent Acquisition”) may not materialize in the timeframe expected or at all, or may be more costly to achieve; that either the Two River Transaction or Country Bank Transaction or both such transactions may not be timely completed, if at all; that prior to the completion of either of Two River Transaction or Country Bank Transaction or both such transactions or thereafter, OceanFirst’s, Two River’s and Country Bank’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to either the Two River Transaction or Country Bank Transaction or both such transactions or the Recent Acquisition; that, with respect to either the Two River Transaction or Country Bank Transaction or both such transactions, required regulatory, stockholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ stockholders, customers, employees and other constituents to the Two River Transaction or Country Bank Transaction or both such transactions, and diversion of management time as a result of the matters related to either the Two River Transaction or Country Bank Transaction or both such transactions. These risks, as well as other risks associated with the Two River Transaction will be more fully discussed in the prospectus of OceanFirst and proxy statement of Two River that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the Two River Transaction. The list of factors presented here, and the list of factors that will be presented in the registration statement on Form S-4, is not, and should not be, considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this communication or in any documents, OceanFirst or Two River claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Proposed Transaction

This communication is being made in respect of the proposed transaction involving OceanFirst and Two River and Country Bank.

In connection with the proposed transaction with Two River, OceanFirst intends to file a registration statement on Form S-4 containing a prospectus of OceanFirst and proxy statement of Two River, and other documents regarding the Two River transaction with the SEC. Before making any voting or investment decision, the investors and shareholders of Two River are urged to carefully read the entire prospectus of OceanFirst and proxy statement of Two River when they become available and any other relevant documents filed by OceanFirst or Two River with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst and Two River and the proposed transaction. When available, copies of the prospectus of OceanFirst and proxy statement of Two River will be mailed to the shareholders of Two River. Two River investors and shareholders are also urged to carefully review and consider each of OceanFirst’s and Two River’s public filings with the SEC, including but not limited to their respective Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. When available, copies of the prospectus of OceanFirst and the proxy statement of Two River also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at https://oceanfirst.com/ under the tab “Investor Relations” and then under the heading “SEC Filings” or from Two River by accessing Two River’s website at https://www.tworiver.bank/ under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

OceanFirst, Two River and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Two River’s shareholders in connection with the Two River transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth in the proxy statement for OceanFirst’s 2019 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 26, 2019. Information about the directors and executive officers of Two River and their ownership of Two River’s common stock is set forth in the proxy statement for Two River’s 2019 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 22, 2019. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Two River’s shareholders in connection with the Two River transaction may be obtained by reading the proxy statement of Two River and prospectus of OceanFirst regarding the Two River transaction when they become available. Once available, free copies of the proxy statement of Two River and prospectus of OceanFirst may be obtained as described on the previous page.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For more information, please contact:

OceanFirst Financial Corp., 110 West Front Street Red Bank, New Jersey 07701, Attn: Jill Hewitt

Two River Bancorp., 766 Shrewsbury Avenue, Tinton Falls, New Jersey, 07724, Attn: Richard Abrahamian